UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Exchange Act of 1934

(Amendment No. 15)

LIFELINE SYSTEMS, INC.

(Name of Issuer)

Common Stock, $.02 par value

(Title of Class of Securities)

532192 10 1 (CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 532192 10 1	13G	Page 1 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) L. Dennis Shapiro
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 849,227
6. SHARED VOTING POWER 389,728 (beneficial ownership disclaimed in 210,374)
7. SOLE DISPOSITIVE POWER 849,227
8. SHARED DISPOSITIVE POWER 389,728 (beneficial ownership disclaimed in 210,374)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,238,955 (beneficial ownership disclaimed in 210,374)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.7%
12.	TYPE OF REPORTING PERSON IN

AMENDMENT NO. 15 TO SCHEDULE 13G

Item1(a).	Name of Issuer:

Lifeline Systems, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

111 Lawrence Street

Framingham, MA 01702-8156

Item 2(a).	Name of Person Filing:

L. Dennis Shapiro

Item 2(b).	Address of Residence:

24 Essex Road

Chestnut Hill, MA 02467

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Stock, Par Value $.02

Item 2(e).	CUSIP Number:

532192 10 1

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

This item is not applicable

Item 4.	Ownership:

a.	Amount beneficially owned as of December 31, 2005: 1,238,955 shares, except as this amount may be limited by the explanations contained in paragraphs 2 and 5 below:

1.	675,617 shares are owned directly by Mr. Shapiro (includes 54,667 shares which Mr. Shapiro has the right to acquire within sixty days of December 31, 2005).

2.	71,624 shares are held by Mr. Shapiro’s wife. Mr. Shapiro may be deemed to have shared voting and dispositive power over such shares, but he disclaims any such beneficial ownership.

3.	173,610 shares are held in a trust of which Mr. Shapiro is the sole trustee.

4.	179,354 shares are held in a trust of which Mr. Shapiro and his wife are co-trustees.

5.	138,750 shares are held in various trusts of which Mr. Shapiro’s wife is a trustee. Mr. Shapiro may be deemed to have shared voting and dispositive power over such shares, but he disclaims any such beneficial ownership.

b.	Percent of class: 8.7%

c.	Number of shares as to which such person has:

(i)	sole power to vote or direct the vote: 849,227 shares (which includes 54,667 shares which Mr. Shapiro has the right to acquire within sixty days after December 31, 2005);

(ii)	shared power to vote or direct the vote: 389,728 shares;

(iii)	sole power to dispose of or to direct the disposition of: 849,227 shares (which includes 54,667 shares which Mr. Shapiro has the right to acquire within sixty days after December 31, 2005); and

(iv)	shared power to dispose of or to direct the disposition of: 389,728 shares.

Item 5.	Ownership of Five Percent or Less of a Class:

This Item is inapplicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Mr. Shapiro’s wife owns 71,624 shares and has the right to receive any dividends which may be declared and any proceeds from the sale of these securities.

173,610 shares are held in a trust of which Mr. Shapiro is the sole trustee. The trust has the right to receive any dividends which may be declared and any proceeds from the sale of these securities.

179,354 shares are held in a trust of which Mr. Shapiro and his wife are co-trustees. The trust has the right to receive any dividends which may be declared and any proceeds from the sale of these securities.

138,750 shares are held in various trusts of which Mr. Shapiro’s wife is a trustee. The trusts have the right to receive any dividends which may be declared and any proceeds from the sale of these securities. In some cases, persons other than Mr. Shapiro’s wife serve as co-trustees of the trusts.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

This Item is inapplicable.

Item 8.	Identification and Classification of Members of the Group:

This Item is inapplicable.

Item 9.	Notice of Dissolution of Group:

This Item is inapplicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ L. Dennis Shapiro
L. Dennis Shapiro

Dated: February 9, 2006